Ex. 99.5

DYNAMIC FUELS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2012, 2011 and 2010

WITH

INDEPENDENT AUDITORS’ REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Dynamic Fuels, LLC

We have audited the accompanying balance sheets of Dynamic Fuels, LLC as of September 30, 2012 and 2011, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Fuels, LLC, as of September 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 Dynamic Fuels, LLC is a joint venture between Syntroleum Corporation and Tyson Foods, Inc., has material transactions and is dependent on them.

/s/ HoganTaylor LLP

November 13, 2012

DYNAMIC FUELS, LLC

BALANCE SHEETS

September 30, 2012 and 2011

	2012	2011
Assets
Current assets:
Cash	$1,423,745	$989,140
Restricted cash	40,160	40,080
Receivables	6,516,769	4,867,831
Inventory	17,508,890	15,009,056
Prepaid expenses and other	1,357,019	1,628,370

Total current assets	26,846,583	22,534,477
Property, plant and equipment, net	146,303,260	143,575,608
Other	3,954,551	4,323,449

Total assets	$177,104,394	$170,433,534

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,241,439	$7,209,844
Notes payable – related parties	28,000,000	19,000,000
Due to related parties	1,975,715	13,505,802

Total current liabilities	40,217,154	39,715,646
Asset retirement obligation	51,407	39,568
Notes payable	100,000,000	100,000,000

Total liabilities	140,268,561	139,755,214

Commitments and contingencies
Members’ equity:
Syntroleum Corporation capital contributions	50,110,424	40,500,000
Tyson Foods, Inc. capital contributions	53,291,495	40,500,000
Accumulated deficit	(66,566,086)	(50,321,680)

Total members’ equity	36,835,833	30,678,320

Total liabilities and members’ equity	$177,104,394	$170,433,534

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF OPERATIONS

Years ended September 30, 2012, 2011 and 2010

	Year ended September 30,
	2012	2011	2010
Revenues:
Sales	$157,707,852	$105,983,967	$—
Government incentives	9,197,056	21,084,845	—
Other	81,564	—	—

Total revenues	166,986,472	127,068,812	—
Operating costs and expenses:
Cost of goods sold and operating expenses	179,550,171	151,340,559	10,425,582
General and administrative	1,594,894	2,516,052	1,616,701

Total expenses	181,145,065	153,856,611	12,042,283

Loss from operations	(14,158,593)	(26,787,799)	(12,042,283)
Interest expense	(2,271,614)	(2,969,057)	(8,233)
Interest rate swap valuation adjustment	(97,453)	104,350	753,480
Other income	283,254	316,068	157,150

Net loss	$(16,244,406)	$(29,336,438)	$(11,139,886)

Allocation of net loss to members:
Syntroleum Corporation	$(8,122,203)	$(14,668,219)	$(5,569,943)
Tyson Foods, Inc.	(8,122,203)	(14,668,219)	(5,569,943)

	$(16,244,406)	$(29,336,438)	$(11,139,886)

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF MEMBERS’ EQUITY

Years ended September 30, 2012, 2011 and 2010

	Capital Contributions
	Syntroleum Corporation	Tyson Foods, Inc.	Accumulated Deficit	Total
Balance, September 30, 2009	$24,250,000	$24,250,000	$(9,845,356)	$38,654,644
Cash contributions	10,000,000	10,000,000	—	20,000,000
Net loss	—	—	(11,139,886)	(11,139,886)

Balance, September 30, 2010	34,250,000	34,250,000	(20,985,242)	47,514,758
Cash contributions	6,250,000	6,250,000	—	12,500,000
Net loss	—	—	(29,336,438)	(29,336,438)

Balance, September 30, 2011	40,500,000	40,500,000	(50,321,680)	30,678,320
Cash contributions	3,000,000	5,000,000	—	8,000,000
Noncash contributions	6,610,424	7,791,495	—	14,401,919
Net loss	—	—	(16,244,406)	(16,244,406)

Balance, September 30, 2012	$50,110,424	$53,291,495	$(66,566,086)	$36,835,833

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF CASH FLOWS

Years ended September 30, 2012, 2011 and 2010

	Year ended September 30,
	2012	2011	2010
Cash Flows from Operating Activities
Net loss	$(16,244,406)	$(29,336,438)	$(11,139,886)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,702,472	4,936,918	219,338
Asset retirement obligation accretion	11,839	4,848	4,297
Loss on retirement or disposal of property, plant and equipment	804,419	—	29,673
Lower-of cost or market inventory adjustment	1,320,391	—	—
Mark-to-market interest rate swap in excess of cash collateral	(956,194)	(1,377,872)	(753,480)
Changes in assets and liabilities:
Receivables	(1,648,938)	(4,166,409)	(701,422)
Inventory	(3,820,225)	(9,467,982)	(7,086,677)
Prepaid expenses and other	590,576	(888,449)	(508,060)
Accounts payable and accrued liabilities	3,031,595	1,493,317	(9,988,887)
Due to related parties	3,828,026	10,272,339	2,418,259

Net cash used in operating activities	(7,380,445)	(28,529,728)	(27,506,845)

Cash Flows from Investing Activities
Payments for the purchase of property, plant and equipment	(9,184,870)	(4,061,619)	(64,832,181)
Proceeds from asset sale	—	—	270,118
Change in restricted cash	(80)	75,749	42,659,176

Net cash used in investing activities	(9,184,950)	(3,985,870)	(21,902,887)

Cash Flows from Financing Activities
Proceeds from capital contributions	8,000,000	12,500,000	20,000,000
Notes payable – related parties	9,000,000	19,000,000	—
Debt issuance costs	—	—	(907,244)

Net cash provided by financing activities	17,000,000	31,500,000	19,092,756

Net change in cash	434,605	(1,015,598)	(30,316,976)
Cash and cash equivalents at beginning of year	989,140	2,004,738	32,321,714

Cash and cash equivalents at end of year	$1,423,745	$989,140	$2,004,738

Noncash Investing and Financing Activities
Capital contributions	$14,401,919	$—	$—

See notes to financial statements.

DYNAMIC FUELS, LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2012 and 2011

Note 1 – Summary of Significant Accounting Policies

Organization and operations

Dynamic Fuels, LLC, a Delaware limited liability company (the Company), was formed on June 22, 2007, as a joint venture between Syntroleum Corporation (Syntroleum), and Tyson Foods, Inc., (Tyson) (collectively, the Members). The Limited Liability Company Agreement between the Members provides for management and control of the Company to be exercised jointly by representatives of the Members equally, with no Member exercising control. The Company was organized to engage in the development, production, marketing and sale of Bio-Synfined™ renewable fuels produced using Syntroleum’s Bio-Synfining™ technology in the United States including the development, construction, financing, testing, ownership, operation and maintenance of one or more Bio-Synfining™ renewable fuels production plants. The Bio-Synfining™ technology converts triglycerides and/or fatty acids from fats and vegetable oils with heat, hydrogen and proprietary catalysts to make renewable synthetic fuels, such as diesel, jet fuel, kerosene, naphtha and LPG. The fats and vegetable oil feedstock are procured by Tyson.

In prior years, the Company was engaged in the development and construction of its renewable fuels plant. The Company began making sales during November 2010, and became operational during the year ended September 30, 2011.

A variety of factors impact overall plant cash flows and profitability, including, but not limited to, mechanical reliability, product pricing, governmental legislation, negotiations of sales agreements, and raw material values. Each of these factors individually or combination thereof could significantly impact plant operations, reducing cash flow and profitability. As such, the Members closely monitor performance and infuse funds as needed to pay suppliers on a timely basis and procure the necessary services and equipment to maintain or improve operations.

As a limited liability company, the Members are not personally liable for any debts, liabilities, or obligations of the Company beyond the Members’ equity accounts, except to the extent that they have obligated themselves (see Note 4). However, the Company is dependent on the Members for the reasons noted above and those disclosed in the remainder of the notes to the financial statements.

Reclassifications

Certain reclassifications have been made from the September 30, 2011 financial statements to the September 30, 2012 financial statements. These reclassifications had no impact on net income.

Cash

The Company maintains bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may be in excess of the FDIC insurance limit.

Restricted cash

At September 30, 2012 and 2011, restricted cash consisted of cash held as collateral against corporate credit cards.

Receivables

As of September 30, 2012 and 2011, the Company had approximately $6,011,000 and $2,448,000, respectively, in trade receivables for sales of diesel, naphtha, and LPG.

As of September 30, 2012 and 2011, the company had other receivables of approximately $506,000 and $947,000, respectively, related to Louisiana Quality Jobs rebates and wastewater treatment sales tax rebates. As of September 30, 2011, there was also an additional $1,473,000 due from the Internal Revenue Service (IRS) for governmental programs associated with a $1 per gallon tax credit (Tax Credit) designed to cultivate the biofuels industry.

Trade receivables are reported at the amount management expects to collect from outstanding balances. A difference between the amount due and the amount management expects to collect is reported in the statement of operations for the year in which those differences are determined, with an offsetting entry to allowance for doubtful accounts. Balances still outstanding after management has used reasonable collection efforts are written off to the allowance. As of September 30, 2012 and 2011, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

A trade receivable is considered to be past due if any portion of the receivable balance is not paid according to terms. All accounts are reviewed on a weekly basis to identify and resolve any delinquent accounts. The Company does not charge interest on trade accounts receivable.

Inventory

Inventories consist of raw materials (fats, oil and greases), catalysts, production supplies, maintenance, repair and operating supplies (MRO) inventories, and finished goods. Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the weighted average method.

The Company recognized a lower of cost or market (LCM) write down of approximately $1,320,000 for the year ended September 30, 2012. The adjustment was a result of declining raw material prices. No LCM adjustment was recognized in the year ended September 30, 2011.

Revenue recognition

The Company recognizes revenue from product sales and government incentives. Product sales are recognized when title and risk of loss are transferred to customers, which is generally when the product is shipped.

Revenues from government incentives are driven by various federal programs and legislation. These programs and legislation formerly enabled producers of renewable fuels to receive the Tax Credit for each gallon of production. The Tax Credit program ended December 31, 2011. As of September 30, 2012, the remaining programs enable the producer to generate a Renewable Identification Number (RIN) credit for each gallon of production. These RIN credits can be used by obligated parties to satisfy their legally mandated purchases of renewable fuels. To qualify for the Tax Credit and create a RIN credit, a producer must meet criteria set forth by the Environmental Protection Agency (EPA) as to what constitutes a renewable fuel. The Company has met the EPA’s eligibility requirements.

The recognition and ownership of the RIN credits are determined by the structure, terms, and conditions of customer contracts. Generally RIN values are a component of the underlying price of the product sale.

In addition, the Company collects federal and Louisiana excise tax on the sale of renewable diesel as part of its normal billing procedures. These amounts are remitted to the appropriate governmental authority according to the appropriate submission deadlines. Excise taxes collected from customers are not reported as revenue.

Customer concentration

The Company is subject to concentrations of credit risk and regulatory risk. As of September 30, 2012, sales to one customer accounted for approximately 53% of total revenue, but none of the total receivables. Another customer accounted for approximately 27% of total revenue, and approximately 60% of total receivables. For the year ended September 30, 2011, sales to one customer accounted for approximately 72% of total revenue and approximately 44% of the total receivables.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 30 years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major improvements are capitalized.

Long-lived assets

The Company reviews its long-lived assets for impairment at each balance sheet date when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. For assets held and used, recoverability is assessed using undiscounted cash flows based on historical results and current projections of earnings before interest and taxes. If, based on this assessment, an impairment of the carrying value has occurred, the amount of the impairment in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount the carrying value exceeds the estimated fair value. For assets taken out of service, an impairment is recorded for the amount the carrying value exceeds the estimated fair value. The Company recognized an impairment of approximately $804,000 for the year ended September 30, 2012, associated with certain pre-treatment facility assets taken out of service. No impairment was recognized in 2011.

The plant has experienced mechanical difficulties, pre-treatment system performance issues and hydrogen supply disruptions, which have contributed to plant down time and higher than expected operational costs. Upgrades to the feedstock pre-treatment systems and improvements to the mechanical reliability of the plant are currently ongoing. If the plant upgrades and improvements fail to improve operational performance, or should industry economics make the plant uneconomical to operate, the Company may be required to assess the recoverability of the long-lived assets to determine whether an impairment exists.

Interest

The Company capitalized approximately $765,000, and $7,395,000, in interest expense during construction for the years ended September 30, 2011 and 2010, respectively. The capitalized amounts are being amortized over the life of the plant.

Cash paid for interest was approximately $503,000, $1,808,000, and $7,415,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Other assets

At September 30, 2012, other assets included approximately $2,280,000 in long-term security deposits with vendors, approximately $631,000 of long-term catalyst, and approximately $1,043,000, net of amortization, of debt issuance costs that were incurred by the Company in connection with the issuance of the $100 million tax exempt bonds (see Note 4). The debt issuance costs are being amortized over the bonds 25-year term. The Company recognized approximately $50,000 of amortization expense for each of the years ended September 30, 2012, 2011, and 2010.

Asset retirement obligation

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company recorded the discounted fair value of the retirement obligation as a liability at the time the plant was constructed. The asset retirement obligation represents the present value of the estimated costs associated with the future dismantlement of the Company’s Geismar plant, discounted at 15% per annum. The liability accretes over time with a charge to accretion expense. Accretion expense for the years ended September 30, 2012, was approximately $12,000. For years 2011 and 2010, it was approximately $4,000.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to Members in accordance with their respective percentage ownership. Accordingly, no provision or liability for income taxes has been recorded in the financial statements.

The accounting for income taxes may, at times, involve some degree of uncertainty and, as such lead to uncertain tax positions. Management evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. Given its status as a limited liability company, the Company would no longer expect tax examinations by the U.S. federal, state or local tax authorities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. The carrying amount of long-term debt is estimated by management to approximate fair value based on the obligation characteristics, including floating interest rate, credit rating, and maturity.

Note 2 – Inventories

A summary of inventories at September 30 is as follows:

	2012	2011
Raw materials	$6,360,394	$9,394,777
Production supplies, and MRO inventory	1,850,160	1,448,146
Finished goods	9,298,336	4,166,133

	$17,508,890	$15,009,056

Note 3 – Property, Plant and Equipment

Property, plant and equipment consist of the following at September 30:

	2012	2011
Plant construction in progress	$1,971,808	$—
Plant and equipment	151,780,282	145,950,759
Computer hardware and software	1,093,207	1,075,595
Furniture and automobiles	1,128,579	1,122,467

	155,973,876	148,148,821
Accumulated depreciation	9,670,616	4,573,213

Property, plant and equipment, net	$146,303,260	$143,575,608

Depreciation expense for the years ended September 30, 2012, 2011 and 2010, was $5,097,403, $4,395,362, and $169,666, respectively.

Note 4 – Long-Term Notes Payable

In October 2008, the Company received $100 million in proceeds from the issuance of Gulf Opportunity Zone tax-exempt bonds made available by Louisiana Public Facilities Authority. These floating rate (0.2% at September 30, 2012) bonds are due October 1, 2033. In November 2008, Tyson entered into an interest rate swap related to these bonds on the Company’s behalf to mitigate interest rate risk on a portion of the bonds for five years (see Note 8). Interest on the swap is fixed at 2.19%. The Company records an expense from Tyson for all monthly settlements. Tyson also provided a letter of credit as a guarantee for the entire bond issuance. The guarantee is for the life of the bonds, 25 years. Monthly fees for this letter of credit are paid by Tyson. The Company reimburses Tyson for these monthly fees and records the expenses accordingly. The unexpended proceeds from the bond issuance were held in trust and could only be used for the construction of the Dynamic Fuels’ facility. All proceeds were utilized by September 30, 2011.

Note 5 – Related Party Transactions

The accompanying financial statements include transactions with Members of the Company, including raw materials, production royalties, sourcing fees, engineering support, accounting services, travel expenses, letter of credit fees, and collateral for interest rate swaps associated with plant construction and financing of plant construction.

A summary of related party activity as of September 30 is as follows:

	2012	2011
Purchase of raw materials (fats, oils, and greases)	$28,232,000	$77,766,000
Interest on a swap agreement	1,053,000	1,569,000
Letter of credit fees	1,593,000	2,819,000
Raw material sourcing fees	1,653,000	743,000
Railcar leases	171,000	—
Other supporting activities	506,000	739,000

Total expenditures incurred with Tyson	$33,208,000	$83,636,000

Amounts due to Tyson	$1,739,000	$8,786,000

Engineering services	$2,387,000	$4,071,000
Production royalties	950,000	649,000

Total expenditures incurred with Syntroleum	$3,337,000	$4,720,000

Amounts due to Syntroleum	$236,000	$4,720,000

During 2012 and 2011, the Members provided the Company $9,000,000 and $19,000,000, respectively, in the form of noninterest bearing demand loans. Under the terms of these notes, repayment to the Members shall be made in three months or less to the extent that the Company has sufficient cash flow to pay current accounts payable and minimum cash balance of $350,000.

In order to resolve certain issues between Dynamic Fuels and the two owner partners a settlement agreement was entered into on June 27, 2012. Dynamic had recorded obligations to both Tyson Foods and Syntroleum for fees and services in the amounts of $7,791,495 and $6,610,424, respectively. These obligations were credited to the capital account of each owner. The Dynamic Fuels’ feedstock sourcing agreement with Tyson Foods was amended whereby Tyson Foods will be paid an incremental $0.01/pound sourcing fee on procurement activities meeting specified cost and quality characteristics. The additional sourcing fee is limited to the first 1.1 billion pounds meeting the criteria specified. In addition, a Site License Agreement was executed under which the process guarantee from Syntroleum Corporation was deemed unnecessary.

Note 6 – Commitments and Contingencies

Leases

Effective October 1, 2008, the Company entered into a land and office lease agreement associated with its plant in Geismar, Louisiana, expiring September 30, 2033. Annual lease payments for the land are $2 million, payable in four quarterly installments of $500,000. In addition, infrastructure maintenance fees totaling $101,800 are due in quarterly installments of $25,450. Adjustable by the consumer price index beginning in 2013, the Company expects to pay at least $2 million per year in lease payments over the next five years. The lease may be terminated early for a fee.

As part of the lease, the Company is required to provide an evergreen letter of credit in the amount of $2,000,000. The letter of credit consists of four annual deposits of $500,000 beginning December 31, 2011.

Supplier contracts

The Company has entered into contracts for supplies of hydrogen, nitrogen, and utilities. The following table outlines the minimum take or pay requirement related to the purchase of hydrogen, nitrogen, and utilities:

Year	Amount
2013	$3,437,000
2014	3,437,000
2015	3,437,000
2016	3,437,000
2017	3,437,000
Thereafter	25,015,000

Total	$42,200,000

As of September 30, 2012, the Company relies on one supplier, to provide the hydrogen necessary to execute the production process. Any disruptions to the hydrogen supply from this supplier result in shutdown of plant operations. During 2012, the plant was unable to operate for a three-week period due to hydrogen supply problems. The Company is currently exploring alternatives to ensure reliability of hydrogen supply. Early termination fees are included within this agreement should this agreement be terminated early.

Litigation

In 2012, the Company resolved ongoing litigation arising from plant construction. L-Con Constructors Company (L-Con) reached agreement with the Company as to a final settlement in which the Company agreed to pay L-Con $8 million to conclude the matter. The payment was made in 2012.

Note 7 – Members’ Equity

Prior to 2012, each Member made capital contributions in the amount of $40,500,000. In 2012, Tyson contributed an additional $5 million and Syntroleum contributed an additional $3 million in cash. Tyson also contributed an additional $7.791 million and Syntroleum an additional $6.610 million to the company’s capital in the form of forgiveness of amounts the Company owed to the respective Members. Additional capital, if any, will be based on the Company’s cash requirements.

If a Member fails to make a required capital contribution, it is in default under the Membership Agreement, and its Member interest in the Company will be diluted by $1.50 per $1.00 not contributed. At its option, the other Member may fund the portion of the default, which is considered a loan to the defaulting Member at a rate of LIBOR plus 10% with a 40-day cure period. The defaulting Member may make a full or partial loan repayment and a pro rata portion of lost interest will be restored. If the loan is not repaid, it will be converted into ownership interest for the Member making the loan, diluting the defaulting Member by $1.00 per $1.00 of the loan. No Member is in default at this time.

Note 8 – Derivative Financial Instruments

The Company’s business operations give rise to certain market risk exposures due to changes in interest rates. The Company manages this risk through the use of a derivative financial instrument, to reduce the exposure to interest rate risk associated with a variable-rate borrowing. The interest rate swap was entered into by Tyson for the Company.

Risk management programs are reviewed and monitored by the Company’s Management Committee. These programs will be revised as market conditions dictate. The current risk management programs utilize industry-standard models that take into account the implicit cost of hedging. Risks associated with market risks and those created by derivative instruments and the mark-to-market valuations are strictly monitored at all times, using value-at-risk and stress tests.

The objective of the undesignated interest rate swap is to manage interest rate risk exposure on a floating-rate bond. The interest rate swap agreement effectively modifies the Company’s exposure to interest rate risk by converting a portion of the floating-rate bond to a fixed rate, thus reducing the impact of the interest-rate changes on future interest expense. Under this arrangement, notional values will decrease by approximately $25 million per year each November until 2013, when the swap expires.

This interest rate swap does not qualify for hedge treatment due to differences in the underlying bond and swap contract interest-rate indices. The Company marks this position to fair value through earnings at each reporting date. During the years ended September 30, 2012, 2011 and 2010, the Company recognized approximately $956,000, $1,377,000 and $753,000 in mark-to-market swap valuation income, respectively, on an approximate average notional debt of $29 million, $41 million and $53 million, respectively.

Note 9 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

Level 1	–	Unadjusted quoted prices available in active markets for the identical assets or liabilities at the measurement date.

Level 2	–	Other significant observable inputs available at the measurement date, including quoted prices for similar securities.

Level 3	–	Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The interest rate swap is recorded at its estimated fair value, based on a discounted cash flow model. This model uses quoted LIBOR swap rates adjusted for credit and nonperformance risk.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain events could occur that would require Tyson to pay the open mark to market value of transactions, which may in turn require the Company to reimburse Tyson for these amounts. The Company does not anticipate any such events will occur.

The net derivative liability of approximately $591,000 and $1,547,000 is included in due to related parties in the September 30, 2012 and 2011 balance sheets, respectively.

The following is a summary of the inputs used in valuing the interest rate swap:

	September 30,
Valuation inputs	2012	2011
Level 1 – Quoted prices	$—	$—
Level 2 – Other significant observable inputs	591,117	1,547,311
Level 3 – Significant unobservable inputs	—	—

Total	$591,117	$1,547,311

Note 10 – Retirement Plan

The Company has a contributory defined contribution retirement plan covering all employees who meet eligibility requirements and who elect to participate. The Company’s began the plan in during 2011, and made contributions to the plan of approximately $21,000 during 2011. Contributions for 2012 equaled $42,000.

Note 11 – Subsequent Events

In October 2012, the decision was made to shut down the plant to perform normal turnaround and maintenance activities. The plant was shut down on October 25, 2012, and the turnaround and maintenance activities have progressed as scheduled. Due to market conditions, various purchase orders for raw materials were cancelled resulting in cancellation costs incurred of approximately $812,000. Plant Operations will resume based on economic factors. Additional member capital will be required to restart plant operations.